BOMB ENTERPRISES, INC.

(FORMERLY BLENDER BOMBS, INC.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

Bomb Enterprises, Inc.
Index to Financial Statements

	Pages
Independent Auditors' Report	1
Balance Sheets as of December 31, 2021 and 2020	3
Statements of Operations for the years ended December 31, 2021 and 2020	4
Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2021 and 2020	5
Statements of Cash Flows for the years ended December 31, 2021 and 2020	6
Notes to the Financial Statements	7

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bomb Enterprises, Inc.

Opinion

We have audited the accompanying financial statements of Bomb Enterprises, Inc., formerly Blender Bombs, Inc. (a Delaware corporation, the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses, has negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including

omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
September 22, 2022

BOMB ENTERPRISES, INC.
(FORMERLY BLENDER BOMBS, INC.)
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

	December 31, 2021		December 31, 2020	
Assets:				
Current assets				
Cash and cash equivalents	$	63,721	$	121,268
Accounts receivable		70,540		75,638
Inventory		191,757		82,101
Prepaid expenses		3,858		7,592
Other current assets		17,258		14,993
Total current assets		347,134		301,592
Property and equipment, net		1,140		29,846
Other assets		7,000		7,000
Total assets	$	355,274	$	338,438
Liabilities and Stockholders' Equity (Deficit):				
Current liabilities				
Accounts payable	$	127,551	$	205,722
Accrued liabilities		21,824		28,186
Deferred revenue		10,649		18,012
Notes payable, current		-		55,870
Accounts receivable financing		247,603		-
Other current liabilities		21,520		16,733
Total current liabilities		429,147		324,523
Total liabilities		429,147		324,523
Commitments and contingencies (Note 5)		-		-
Stockholders' Equity (Deficit):				
Common stock		10		10
Additional paid-in capital		158,746		158,746
Accumulated deficit		(232,629)		(144,841)
Total stockholders' equity (deficit)		(73,873)		13,915
Total liabilities and stockholders' equity (deficit)	$	355,274	$	338,438

The accompanying notes are an integral part of these financial statements

BOMB ENTERPRISES, INC.
(FORMERLY BLENDER BOMBS, INC.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Revenues	$ 3,432,626	$ 3,307,604
Cost of goods sold	2,018,550	2,057,892
Gross profit	1,414,076	1,249,712
Operating expenses:		
General and administrative	756,467	686,611
Sales and marketing	815,042	692,903
Total operating expenses	1,571,509	1,379,514
Loss from operations	(157,433)	(129,802)
Other income (expense):		
Interest expense	(20,079)	(1,272)
Other income	89,724	9,557
Total other income (expense)	69,645	8,285
Loss before provision for income taxes	(87,788)	(121,517)
Provision for income taxes	-	10,763
Net loss	$ (87,788)	$ (132,280)

The accompanying notes are an integral part of these financial statements

BOMB ENTERPRISES, INC.
(FORMERLY BLENDER BOMBS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balance, December 31, 2019	1,000,000	$ 10	$ 158,746	$ (12,561)	$ 146,195
Net loss	-	-	-	(132,280)	(132,280)
Balance, December 31, 2020	1,000,000	$ 10	$ 158,746	$ (144,841)	$ 13,915
Net loss	-	-	-	(87,788)	(87,788)
Balance, December 31, 2021	1,000,000	$ 10	$ 158,746	$ (232,629)	$ (73,873)

The accompanying notes are an integral part of these financial statements

BOMB ENTERPRISES, INC.
(FORMERLY BLENDER BOMBS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (87,788)	$ (75,421)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	20,456	51,032
Gain on disposal of property and equipment	(30,750)	-
Forgiveness of PPP loan	(55,870)	-
Changes in operating assets and liabilities:		
Accounts receivable	5,098	(75,638)
Inventory	(109,656)	(14,976)
Prepaid expenses	3,734	(7,592)
Other current assets	(2,265)	(3,138)
Other assets	-	(7,000)
Accounts payable	(78,171)	175,859
Accrued liabilities	(6,362)	4,434
Deferred revenue	(7,363)	18,012
Other current liabilities	4,787	4,870
Net cash provided by (used in) operating activities	(344,150)	70,442
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(2,381)
Sale of property and equipment	39,000	-
Net cash provided by (used in) investing activities	39,000	(2,381)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Accounts receivable financing, net	247,603	-
Proceeds (repayments) of related party payables, net	-	(185,643)
Proceeds from PPP loan	-	55,870
Net cash provided by (used in) financing activities	247,603	(129,773)
Decrease in cash and cash equivalents	(57,547)	(61,712)
Cash and cash equivalents, beginning of period	121,268	182,980
Cash and cash equivalents, end of period	$ 63,721	$ 121,268
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 2,032	$ 893
Cash paid for income taxes	$ 10,006	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Blender Bombs, Inc, (the "Company") was originally formed on July 30, 2018 as Blender Bombs, LLC, a South Carolina limited liability company. On August 26, 2019 the company converted to Blender Bombs, Inc. in the State of Delaware. On February 28, 2022, the Company changed its name to Bomb Enterprises, Inc. The financial statements of Bomb Enterprises, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Pleasant, South Carolina.

See Note 6 for subsequent changes to common stock in 2022 resulting from a stock split and amended articles of incorporation, which has been retroactively reflected throughout these financial statements.

Bomb Enterprises, Inc. produces and distributes consumable food products to provide consumers a product with nutritional value and health benefits, made with plant-based ingredients. The Company's products are designed to be shelf stable and edible straight from the packaging.

Management Plans
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits and incurred negative cash flows from operations during 2021 and 2020. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Throughout the next twelve months, we intend to fund its operations primarily from the funds raised through a loan, see Note 9, a proposed equity financing through Regulation Crowdfunding, and revenue generating operations. We may pursue additional debt or equity financings to provide working capital. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future. If the Company is unable to secure additional funding, it may be forced to curtail or suspend its business plans. There are no assurances our plans will be successful. The accompanying financial statements do not include any adjustments as a result of this uncertainty.

COVID-19 Pandemic
In March 2020, the World Health Organization declared COVID-19 a pandemic. The global spread and unprecedented impact of COVID-19 continues to create significant volatility, uncertainty and economic disruption. The Company's operations and its financial results including net revenues, gross profit, gross margin and operating expenses were negatively impacted by COVID-19 in 2021 and 2020. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic (including any resurgences), the impact of variants of the virus that causes COVID-19, the wide distribution and public acceptance of COVID-19 vaccines, labor needs at the Company as well as in the supply chain and at customers, compliance with government or employer COVID-19 vaccine mandates and the resulting impact on available labor, and the level of social and economic restrictions imposed in the United States and abroad in an effort to curb the spread of the virus, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company's business, results of operations, financial condition or liquidity. While the ultimate health and economic impact of COVID-19 continues to be highly uncertain, the Company expects that the adverse impact of COVID-19 on its business operations and results of operations, including its net revenues, gross profit, gross margin, earnings and cash flows, will continue into 2022. Future events and effects related to the COVID-19 pandemic cannot be determined with precision and actual results could significantly differ from estimates or forecasts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Equivalents
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

Accounts Receivable
Accounts receivable are derived from products delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, there were no allowances for doubtful accounts.

Inventory
Inventory is stated at the lower of cost or net realizable value and accounted for using the first-in, first-out method. The inventory balances as of December 31, 2021 and 2020, consist substantially of finished goods produced, packaging materials used in production and work in progress.

Inventory consisted of the following as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Finished goods	$ 132,685	$ 82,101
Packaging and label materials	59,072	-
Total	$ 191,757	$ 82,101

During 2021, the Company reserved approximately $101,000 of packing and label materials. There were no such reserves in 2020.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of 3 years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-lived Assets
The Company reviews its long-lived assets (property and equipment) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Revenue Recognition
The Company recognizes revenue from services in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, the Company recognizes revenue when or as the Company's performance obligations are satisfied by transferring control of the promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i) identify the contract(s) with a customer;
(ii) identify the performance obligations in the contract;
(iii) determine the transaction price;
(iv) allocate the transaction price to the performance obligations in the contract; and
(v) recognize revenue when (or as) the entity satisfies performance obligations.

The Company only applies the five-step model to contracts when it is probable that it will collect substantially all the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is primarily derived from the sales of its products to distributors or customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for fulfilling the performance obligation. Sales and other taxes the Company collect concurrent with the sale of products are excluded from revenue. The Company's normal payment terms vary by the type and location of its customers and the products offered. The time between invoicing and when payment is due is not significant. None of the Company's customer contracts as of December 31, 2021 and 2020 contains a significant financing component. The Company recognizes revenue at the time of shipment, when the product passes to a common carrier and the customer can direct the goods. Revenue is recognized net of estimated returns or allowances.

The Company routinely offers sales discounts and promotions through various programs to its customers and consumers. These programs include rebates, temporary on-shelf price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. At the end of each accounting period, the Company recognizes a liability for estimated sales discounts that have been incurred. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred.

Deferred Revenue
Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company's performance. The Company's deferred revenue is reported on a contract-by-contract basis at the end of each reporting period. The Company classifies deferred revenue as current when the term of the applicable subscription period or expected completion of the performance obligation is one year or less. The deferred revenue balance is $10,649 and $18,012 at December 31, 2021 and 2020, respectively. Deferred revenue at each year end, was recognized in full during the subsequent year.

Cost of revenue
Cost of revenue consists primarily of inventory sold. Outbound freight, third-party logistics costs, customs and duties, packaging materials, and other fulfillment costs are also included in cost of revenues.

Advertising
The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed were approximately $182,000 and $317,000 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company has three customers as of December 31, 2021 and 2020 that makes up 87% and 86% of accounts receivable, respectively. In 2021, one customer which made up 22% of accounts receivable is a related party. The loss of these customers would not have a long-term, significant impact on the Company's operations.

The Company has four and two vendors as of December 31, 2021 and 2020 that makes up 79% and 75% of accounts payable, respectively. The loss of certain of these vendors, as described below, would have a significant short-term impact on the Company's operations.

The Company utilizes two outsourced packing manufacturer, two food manufacturer and one logistics warehouse for all inventory production. These vendors are included in the accounts payable concentrations noted above. One of the food manufacturer and logistics warehouse are owned by the same group. The loss of the Company's packaging or food manufacturing or logistics warehouse vendors would have a significant short-term impact on the Company's operations, until it could find a suitable replacement for each service. The loss of other vendors would not have a significant impact on the Company's operations.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2021, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In August 2020, the FASB issued Accounting Standards Update ("ASU") 2020-06, which simplifies the guidance on the issuer's accounting for convertible debt instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, is comprised of the following:

	December 31, 2021	December 31, 2020
Vehicles	$ 34,375	$ 108,630
Equipment	35,744	35,744
Total	70,119	144,374
Accumulated depreciation	(68,979)	(114,528)
Property and equipment, net	$ 1,140	$ 29,846

Depreciation and amortization expense was $20,456 and $51,032 for the years ended December 31, 2021 and 2020, respectively. During 2021, the Company disposed of a vehicle for $39,000 of cash consideration and recorded a gain on sale of $30,750, which is included in other income in the accompanying statement of operations.

NOTE 4 — DEBT

PPP Loan
In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $55,500 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, had an initial term of two years, and was unsecured and guaranteed by the Small Business Administration. The Company could apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provided for customary events of default including, among other things, cross-defaults on any other loan with the lender.

On June 1, 2021, the Company received full forgiveness of the PPP loan from the SBA. Accordingly, the Company recorded a gain of $55,870, which is included in other income in the statements of operations.

Accounts Receivable Financing
In January 2021, the Company entered into a financing agreement with a lender. In connection with the agreement, the Company receives advances in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables or payment processor receipts. The company incurs a facilitation fee of 0.50% of each advance. The financing arrangement has a maximum accommodation of $800,00, but is limited by fractional percentages of eligible receivables, purchase orders, inventory or ecommerce revenue. The Company is charged interest daily based on a rate of 1.10% per month. The financing arrangement is secured by substantially all of the Company's assets. The financing arrangement is for a one-year term, and auto-renews each year unless written notice by either party is provided 30 days before the agreement anniversary.

Activity under the financing agreement for the year ended December 31, 2021 is as follows:

		December 31, 2021
Balance - December 31, 2020	$	-
Advances		812,608
Lender fees and interest incurred		17,724
Repayments		(582,729)
Balance - December 31, 2021	$	247,603

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is a defendant in ongoing litigation, in which the Plaintiff claims violation of the South Carolina Payment of Wages Act and other related claims by the Company arising out of professional and personal disputes with the Company and its founder, Helen Hall, who is also a defendant. The Company and Ms. Hall have counterclaimed for breaches of fiduciary duty related to Plaintiff's conduct while Plaintiff was employed by the Company. The Company's Management in consultation with its attorneys do not believe that any reasonably likely result from this action would have a material impact on the financial condition of the Company. There is no estimate of loss available as of the date of these financial statements.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
As disclosed in Note 1, during 2019, the Company converted to a Delaware corporation. Upon conversion, the Company had authorized the issuance of 100,000 shares of our common stock with par value of $0.01. As of December 31, 2021 and 2020; all common stock shares authorized were issued and outstanding. Due to the subsequent stock split and the amended par value of common stock as disclosed below, the Company has retroactively reflected both the stock split and adjustment to the par value of common stock in the financial statements. The Company had increased the authorized shares to accommodate the stock split prior to such occurring, as further described below.

Preferred Stock
As of December 31, 2021 and 2020, there was no preferred stock authorized. See below for subsequent amendments.

Amendments to Authorized Capital Stock
In February 2022 and again in September 2022, the Company amended its certificate of incorporation, which resulted in the authorization of 4,500,000 shares of Common Stock, par value of $0.00001, and 2,000,000 shares of Preferred Stock, par value $0.00001. The change in par value has been retrospectively applied in these financial statements.

Of the 4,500,000 authorized shares of Common Stock, 502,500 were designated as Founders Stock. Of the 2,000,000 authorized shares of Preferred Stock, up to 1,000,000 may be designated as Series A Preferred Stock. The original issue price for Series A Preferred Stock is not less than $10.65 per share.

Preferred Stock shall be convertible at the option of the holder at any time and from time to time into Common Stock as determined by dividing the original issue price (not less than $10.65) by the conversion price, which is initially equal to the original issue price of such share. Such conversion rights terminate upon the liquidation, dissolution or winding up of the Corporation or a deemed liquidation event.

Preferred Stock share be entitled to be paid out of the assets of the corporation prior to Common Stock in the event of voluntary or involuntary liquidation, dissolution, or winding up of the corporation at one time the applicable original issue price.

Founders Stock receives 100 votes for each share held. The holders of the shares of Founders Stock, voting as a class, shall be entitled collectively to elect one (1) director to the Board of Directors if there are three or fewer directors, or two (2) directors to the Board of Directors if there are four or more directors.

Stock Split
On August 5, 2022, the Board of Directors approved a 10-for-one stock split of its issued and outstanding shares of Common Stock and Founder Stock. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has related party entities in which it transacts with. The Company sells its products to related party entities. Related party sales during the years ended December 31, 2021 and 2020 were $1,737 and $90,703, respectively. As of December 31, 2021 and 2020, there was $24,792 and $174 within accounts receivable due from related parties, respectively.

The Company utilizes space owned by the Company's Chief Executive Officer ("CEO"). No formal agreement exists and accordingly, the agreement is considered month-to-month. During 2021 and 2020, the Company incurred costs of $30,011 and $49,543 related to the utilization of this space.

Upon conversion of a limited liability company to a corporation, the Company's Chief Executive Officer's positive capital account was partially contributed as capital to the corporation, or was converted into a payable due totaling approximately $185,000. During 2020, certain expenses were paid to or on behalf of the Chief Executive Officer, which fully offset the payable. The Company has determined, that all due to and due from accounts affiliated with related parties would be forgiven during each year after the repayment of the initial payable. Accordingly, the Company has expensed all amounts paid on behalf of related parties as a form of compensation totaling approximately $120,000 and $10,000 during the years ended December 31, 2021 and 2020 in general and administrative expense, respectively.

See Note 9 for related party loan and acquisition of related party entities.

NOTE 8 – INCOME TAXES

For the years ended December 31, 2021 and 2020, the Company recorded a provision for income tax of $0, and $10,763, respectively. The Company's losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act, other than the PPP Loan disclosed in Note 4, as the effect of such provisions

was not expected to have a material impact on the Company's results of operations, cash flows and financial statements.

As of December 31, 2021, the Company had deferred tax assets of approximately $45,000, consisting primarily of net operating loss carryforwards. As of December 31, 2020, deferred tax assets and liabilities were negligible. During 2020, the Company reported taxable income and accrued $10,763 for taxes payable, which is included in accrued liabilities in the accompanying balance sheet. Such taxes were remitted in 2021.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets. Management has considered the Company's history of net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2021. The Company reevaluates the positive and negative evidence at each reporting period. The Company's valuation allowance increased during 2021 by approximately $45,000.

Based on federal tax returns filed, or to be filed, through December 31, 2021, we had available approximately $183,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carrying forward from 2021 forward have no expiration.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and South Carolina state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2019. The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

See Note 6 for stock split and changes to authorized capital stock in 2022.

On March 1, 2022, the Company issued 500,000 shares of Founder Stock in exchange for 100% membership interest in certain intellectual property which are controlled by the CEO, including certain intellectual property for which the Company has historically utilized.

In April 2022, through successive actions, the Company issued 15,560 shares of Common Stock to a third party in exchange for 10% Membership Interest in 80x20, LLC, an entity which is controlled by the CEO. The Company further issued 37,940 shares of Common Stock to a separate entity owned by the Company's CEO for the 90% Membership Interest maintained in 80x20, LLC. Through these successive actions, the Company obtained 100% of the Membership Interest in 80x20, LLC which contains certain intellectual property. Concurrent with these actions, the Company also issued 2,500 shares of Founders Stock to the Company's CEO for certain trademarks.

On May 1, 2022, the Company entered into a Loan Agreement with an entity controlled by the Company's Chief Financial Officer in the principal amount of $181,233 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matures six (6 months) after origination, and can be extended upon mutual agreement. The interest expense is zero percent (0.00%) for the first 6 months, then it becomes twelve percent (12%) annually.

On September 8, 2022, the Company entered into a Loan Agreement with the Company's Chief Executive Officer in the principal amount of $80,000 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matures 12 months after origination,

and can be extended upon mutual agreement. The interest expense is zero percent (0.00%) for the first 12 months, then it becomes twelve percent (12%) annually.

The Company has evaluated subsequent events that occurred after December 31, 2021 through September 22, 2022 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.